Exhibit 99.1

Nano Dimension Closes the Acquisition of Machine Learning/Deep Learning Leader, DeepCube Ltd.

Leading an AI/Deep Learning driven revolution in manufacturing

Sunrise, Florida, April 23, 2021 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM), an industry leading Additively Manufactured Electronics (AME)/PE (3D-Printed Electronics) provider, announced today that is has closed the previously announced acquisition of DeepCube Ltd. (“DeepCube”) (https://www.deepcube.com), a world leader in Machine Learning/Deep Learning (ML/DL) technology. Nano Dimension paid the shareholders of DeepCube approximately $40 million in cash and $30 million in American Depositary Shares (ADSs) of Nano Dimension, which are subject to stand still for various periods of up to 3 years after closing of this transaction.

Nano Dimension will host an investor call to update on the above acquisition, on Friday, April 23, 2021, at 9:00 a.m. ET.

To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your call five minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number.

U.S. Dial-in Number: 1-844-695-5517
International Dial-in Number: 1-412-902-6751
Israel Toll Free Dial-in Number: 1-80-9212373
At: 9:00 a.m. Eastern Time, 6:00 a.m. Pacific Time, 4:00 p.m. Israel Time

Participants can register for the conference call by navigating to https://dpregister.com/sreg/10155560/e77a43b040.

Webcast link: https://services.choruscall.com/mediaframe/webcast.html?webcastid=eq16yWZF

A replay will be available one hour after the end of the conference call. Participants will be required to state their name and company upon entering the call. To access the replay from within the U.S., please dial (toll free): 1-877-344-7529 or internationally: 1-412-317-0088 and use the replay conference ID number: 10155560. To access the replay using an international dial-in number, please select the following link: https://services.choruscall.com/ccforms/replay.html.

About Nano Dimension

Nano Dimension (Nasdaq: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market, and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. The DragonFly LDM® system is being deployed in a wide range of industries, including academic and research institutions, defense, aerospace, autonomous automotive, robotics, and biotech. Its ability to enable on-site prototyping in a matter of hours instead of weeks; create products with better performance; reduce the size and weight of electronic parts and devices; enable innovation; and critically important, protect IP, is a paradigm shift in how industry and research institutions will research, develop, and produce High-Performance Electronic Devices (Hi-PEDs™.) Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 11, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

U.S. Investor Relations:

Dave Gentry
RedChip Companies Inc.
Dave@redchip.com
407-491-4498 or 1-800-RED-CHIP (733-2447)